Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: Archipelago Holdings, Inc. (Commission File No. 001-32274) The New York Stock Exchange, Inc.

WRITTEN STATEMENT OF GERALD D. PUTNAM

CHAIRMAN & CHIEF EXECUTIVE OFFICER

ARCHIPELAGO HOLDINGS, INC.

CONCERNING

"REGULATION NMS AND RECENT MARKET

DEVELOPMENTS"

BEFORE

COMMITTEE ON BANKING, HOUSING AND URBAN

AFFAIRS UNITED STATES SENATE ONE HUNDRED

NINTH CONGRESS MAY 18, 2005

        Good morning Chairman Shelby, Ranking Member Sarbanes, and other distinguished members of the Committee. As Chairman and CEO of Archipelago Holdings, Inc. ("Archipelago") and the Archipelago Exchange ("ArcaEx"), and on behalf of our shareholders, directors and employees, it is a privilege and a great honor to be provided the opportunity once again to testify before the Committee. I request that my written statement on today's topic, "Regulation NMS and Recent Market Developments," be submitted into the record. Thank you.

        I. A Tale of Two Rivals

        Let me take you back for a moment to the events of April 20, 2005. For much of that day, the focus of the business news was analysis of Yahoo's first quarter financial results and reporting on market jitters brought about by volatile oil prices and interest rates. In Chicago, the Cubs' victory over the Reds the night before lifted their record to an even .500, although our Cubbies have unfortunately backslid since then. Our White Sox, however, still remain the best team in baseball!

        Later on April 20th, of course, something else was about to be announced, something very big: at exactly 4:30 p.m. (EDT), two rivals decided that the world had changed and that the time had come to join together to meet increasing demands of investors and issuers. It would be akin to the New York Yankees and the Boston Red Sox agreeing to put down their bats and balls, terminate their blood feud, and join forces. Two days later, on April 22nd, other famous rivals decided to follow suit, as if the Alabama Crimson Tide and Auburn Tigers announced the end of the Iron Bowl rivalry. (I can see Senator Shelby with head in hands exclaiming, "No, it can't be true, it can't be....")

        Like my fictional examples, I am sure that many people were quite surprised to hear the news of the respective intentions of the NYSE and Archipelago on April 20th and Nasdaq and Instinet on April 22nd to merge. What's next: The Wall Street Journal endorsing Democrats and The New York Times endorsing Republicans?! What in the world is going on here? Well, let me do my level best to provide some insight on the strong business logic that underlies both transactions.

        Before doing so, however—if I may for a moment—I would like to symbolically extend my hand in warm congratulations to Bob Greifeld and Ed Nicoll on their announcement to merge Nasdaq and the Instinet ECN. ArcaEx—and before it, the Archipelago ECN—has been knocking heads with Nasdaq and Instinet for years now, and we have the battle scars to prove it. Both Nasdaq and Instinet under Bob's and Ed's respective leadership have commanded my personal respect in what has been and continues to be a ferociously competitive, fast-paced and dynamic business. Upon consummation of these mergers, we would expect even greater competitive vigor from the combined Nasdaq-Instinet. Congratulations again to both of you.

        II. A Common Vision Built On A Simple Premise

        Let me take you back to last winter, when John Thain and I began talking about a potential business combination between the NYSE and Archipelago. I must frankly admit that I was a little skeptical entering our discussions; not because of John, mind you, who I've known for several years now and who I regard as a very astute business man. Rather, I perceived differences between the NYSE and ArcaEx that I was not sure could be overcome. I won't sit here and pretend that Archipelago hasn't had some disagreements with the NYSE over the years. And, as you know, we have not been shy about expressing our displeasure when the NYSE took actions that we did not like. That said, what I quickly discovered from my conversations with John is that he and I share a common vision that is built on a simple premise. Our vision: to build upon the respective strengths of the NYSE and ArcaEx to develop a world-class exchange that provides topnotch services to U.S. and international consumers of execution, data and issuer services. The premise: to listen intently to customers and respond with the highest quality products and services with choices that fit the needs of different kinds of customers. At times, and to their detriment, this simple premise has been ignored or forgotten by many business leaders. We promise not to forget. Today's global consumer, who demands excellence and flexibility from exchanges, will not let us forget.

        Starting from our common vision, the NYSE and Archipelago ultimately negotiated and announced a merger which, upon consummation, will result in a new entity called the NYSE

Group, Inc. ("NYSE Group"). The merger will combine the world's largest, most liquid, most reliable equity marketplace in the NYSE with the most successful totally open, fully electronic one in ArcaEx. We believe the combination will deliver high quality products and services to investors, traders and issuers, and create long-term value for NYSE Group shareholders as a public company. It will allow us to provide diverse platforms for the trading of listed and OTC securities, options and other derivative products, including ETFs, under a single umbrella, which is what customers want.

        Further, in my view, this combination will:

    •
    Strengthen America's leadership in financial services and boost our global competitiveness in capital markets;

    •
    Better serve investors, traders and issuers;

    •
    Maintain the highest standards of integrity, transparency and disclosure; and,

    •
    Produce efficiencies, drive innovations and create new business and revenue opportunities.

        Without wanting to sound overly dramatic, I believe the merger between the NYSE and Archipelago is a bold one, but 21stcentury competition requires boldness. The merger represents the best of both worlds: respecting and taking the best from the past while embracing the future. It marries the 24 entrepreneurs of the Buttonwood Era with the Archipelago entrepreneurs of the Information Society. I imagine that Nasdaq and Instinet share many of these same aspirations for their merger. I know that I speak for Archipelago's shareholders, directors and employees when I say that we are thrilled to join forces with the NYSE to build on what both organizations have accomplished to date in an effort to create something truly great for our customers.

        III. Globalization and Convergence Cause Reinvention of Exchange Models

        One of the hallmarks of Archipelago has been its nonstop drive to come up with new ideas, product offerings and technology. And for good reason: investors, traders and issuers continually require better services and more sophisticated products to satisfy their needs. If capital markets in this country do not fulfill these needs for customers, then almost certainly the markets in London, Frankfurt, Hong Kong, and elsewhere will. A failure to keep pace with the times poses serious risks for us all.

        One of the most striking trends in capital markets around the world over the last decade or so has been the convergence of both exchanges and products. In Europe, enterprising initiatives at the Deutsche Börse, Euronext and the London Stock Exchange are bringing different products and services together under one roof. In response to clear customer demand, our competitors overseas are creating "one-stop shopping." The Deutsche Börse sees "a clear trend towards convergence between trading on the cash and derivatives markets, as well as between equity and bond trading."1 Euronext, which is an organization resulting from the merger of the exchanges in Amsterdam, Paris and Brussels, also acquired a controlling interest in LIFFE and announced plans to integrate its derivatives markets. In Asia, too, exchanges like the Singapore Exchange combine equities and derivatives under one umbrella.

The same is true in Hong Kong. The Tokyo Stock Exchange is one of the most integrated exchanges in the world, trading stocks, bonds, derivatives and futures.

1
Deutsche Börse Group. Partner of Global Customers, Annual Report 2004, (Frankfurt: Deutsche Börse Group, 2005), p. 18.

        Furthermore, almost all of the world's significant exchanges have reorganized and are no longer membership organizations. Many of these de-mutualized exchanges have issued shares and gone public to finance their development of new and improved product offerings as well as their geographic expansion. The Deutsche Börse, which went public in 2001 and commands a market capitalization over $8 billion, now competes with "marketplace operators in London, Paris, Chicago and New York."2

2
Deutsche Börse Group website. "Deutsche Börse Group—The Company." May 16, 2005.

        Exchanges in the United States are responding to these global challenges. Some examples: the Chicago Mercantile Exchange (CME) went public in 2002 and trades futures on physical commodities like pork bellies and lumber, and trades futures on financial products like the S&P-500 and the Nasdaq-100 as well. The CME advertises that it has "customers around the world, a global product line, nearly around-the-clock electronic trading and strategic alliances with other exchanges."3 The Chicago Board of Trade, which has filed to go public, recently signed a multi-year technology and services contract with Euronext.liffe, under which the Chicago Board of Trade is licensing the Euronext.liffe trading system and buying support and maintenance services from them. The Boston Stock Exchange teamed up with the Montreal Exchange to create the Boston Options Exchange, a fast-growing electronic options exchange. Several U.S. equities exchanges, including the Philadelphia Stock Exchange, have restructured and de-mutualized their ownership. The International Securities Exchange, born only in the late 1990s, is already the largest equity options exchange in the United States (and the world).

3
Chicago Mercantile Exchange website. "Global Marketplace" in "About CME." May 16, 2005.

        Finally, options and futures exchanges are converging on equity trading through single stock futures trading. OneChicago, a joint venture of the Chicago Board Options Exchange, the Chicago Board of Trade and the Chicago Mercantile Exchange, now trades futures on over 130 stocks and ETFs. From the standpoint of sophisticated investors and traders, all of these exchanges provide alternatives to executing trades of cash equities on the NYSE and Nasdaq—or ArcaEx or Instinet for that matter.

        The competitive trend is very clear: historically, exchanges typically traded stocks, options, or futures within a single nation's borders. Today, to stay competitive and serve customer demands, exchanges need to trade stocks, options, and futures on a single platform and to do so with a global footprint. I believe that the recently announced mergers of NYSE-Archipelago and Nasdaq-Instinet fit squarely within the context of this competitive dynamic. It is my strong belief that both mergers are necessary for the United States to remain competitive in capital markets globally.

        IV. The Secret Of ArcaEx's Success: Its People

        No statement today would be complete without a quick retrospective of Archipelago's history and business successes. I know this may sound formulaic, but at the center of that history and at the heart of that success are our people, the employees of Archipelago. We have achieved what we are today because of the sweat, blood and tears expended by our employees, who now number about 250. I can't tell you how proud I am of them, and I can't thank them enough for their contributions.

        You may not recognize these names, but here are just a few representative examples of people who have worked so hard and contributed so mightily. Our version of Paul Bunyon is Paul Adcock, who has headed our trade support desk from day one. Paulie, as he is affectionately known, grew up on a working farm in central Illinois, and still rises at 4:00 a.m. daily to begin his workday. Paul is highly respected by our customers and traders around the country.

        My assistant and our office manager, Therese Wallace, came to Chicago via New York from Jamaica. The attraction of Chicago must be pretty strong to pull a woman away from a tropical paradise of white beaches to a city known more for another type of white, as in snow and lots of it. Therese was one of Archipelago's first employees, and from time-to-time she reminds me who really built the company.

        One of our top technologists, Dave Weiss, arrived at Archipelago by way of the Nutmeg State of Connecticut while riding a bicycle for a messenger service. Today, Dave is Archipelago's "Lance Armstrong" when it comes to providing our customers with high-speed connectivity, yet somehow finds the time to continue his high-speed cycling in long distance charity rides.

        Our lead software developer is Tom Haller, who grew up in a Chicago neighborhood, but moved to Florida several years ago so his kids would be close to their grandparents. Tom is an incessant tinkerer. After coming home from work at night, Tom used to go into his garage and... tinker. Tom joined Archipelago in 2002, where his development team has tinkered their way to producing the technological guts of ArcaEx, which is a marvel in my view.

        Finally, I'd be remiss if I didn't give a special mention to Archipelago's co-founders along with me, MarrGwen and Stuart Townsend, both of whom were University of Chicago Ph.D. candidates and are software developers. In January 1997, we launched the Archipelago ECN—financed by my mortgage broker and supported by the eternal patience of my family—with no customers and no trades. In 2001, we graduated to exchange status when the Securities and Exchange Commission ("SEC") approved our transaction with the Pacific Exchange, and in 2002, we launched ArcaEx. In the first quarter of 2005, Archipelago reported that ArcaEx handled 23.5% of the share volume in the OTC marketplace, 25.5% of AMEX-listed share volume (mostly ETFs), and 2.5% of NYSE-listed share volume. On behalf of everyone at Archipelago, we feel lucky and blessed to have achieved these successes.

        V. The Aftermath of Regulation NMS

        Before concluding, I would like to comment, as requested by the Committee, on the recent approval of Regulation NMS and, in particular, on the adoption of the modification of the trade through rule. This Committee and the House Financial Services Committee have conducted oversight of and pressed the SEC to address some of the thorny market structure issues that had been lingering for some time. Since Regulation NMS was first publicly proposed in early 2004, a lot of smart people have engaged in a good faith debate about its implications and would-be effects. While Archipelago supported parts of Regulation NMS, we did not support the trade through rule as it was adopted by the SEC. That said, the SEC has now addressed many of the market structure issues that Congress and our capital markets had asked them to confront. In my view, although not always in agreement with the SEC, we will now have regulatory certainty. Furthermore, the concept of "trade through" and the practical reality of trading through another marketplace become much less germane if and when the mergers recently announced are consummated.

        It is worth noting that we will vigilantly review the final release of the Regulation NMS rules, which are not yet public.

        VI. Conclusion

        No, the Yankees and Red Sox have not ended their century's long feud; and, yes, the Iron Bowl between Alabama and Auburn is scheduled to occur again next fall, like it does every year. Ending those old rivalries would never make sense.

        In sharp contrast, the merger between the NYSE and Archipelago makes a whole lot of sense. Above all else, it makes sense because of our shared vision to maintain America's leading position in the global capital markets by creating a world-class exchange that provides U.S and international consumers with first-rate execution, data and issuer services. In a world where both exchanges and financial products are fast converging, we believe the NYSE Group will be positioned to better serve all traders, investors and issuers by producing efficiencies, driving innovations, and creating new business and revenue opportunities, while maintaining the highest standards of integrity, transparency and disclosure.

        America cannot be left behind in a world of tectonic shifts in financial markets. History so clearly, if cruelly, teaches us that societies, nations, governments and businesses that are unwilling to embrace and shape change are relegated, over time, to the failed forgotten. In all sincerity, we believe that the NYSE-Archipelago merger (and, yes, the Nasdaq-Instinet one) reflects an acceptance of change in our global capital markets, and the NYSE Group intends to engage constructively and positively in that change.

        This Committee has had the foresight to be mindful of the importance of market competition and market integrity. Our capital markets need your continuing leadership if we are to maintain our global preeminence in financial services. We at Archipelago look forward to working with the Committee throughout its review of the many changes occurring in today's capital markets, and we look forward to becoming part of the NYSE Group. Thank you again for providing me this opportunity, and I will be happy to respond to your questions at the appropriate time.

Important Acquisition Information with Respect to the Merger

        In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This Filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Certain statements in this written statement may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

        You should not place undue reliance on forward-looking statements, which speak only as of the date of this written statement. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this written statement.